Exhibit 99.4

CERTIFICATE OF QUALIFIED PERSON

I, Peter Oshust, P.Geo. am employed as a Principal Geologist with Amec Foster Wheeler Americas Ltd. (Amec Foster Wheeler).

This certificate applies to the technical report titled “Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report”, that has an effective date of 15 January, 2018 (the “technical report”).

I am a member of Engineers and Geoscientists British Columbia and of the Association of Professional Geoscientists of Ontario. I graduated from Brandon University with a Bachelor of Science (Specialist) degree in Geology and Economics in 1987.

I have practiced in my profession since 1988 and have been involved in geological modelling and resource estimation for a variety of base and precious metals and diamond deposits across North and South America, and in Asia, since 2001.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

The date of my most recent visit to the Oyu Tolgoi mine was from 14 to 24 March, 2016.

I am responsible for Sections 1.1 to 1.2, 1.10 to 1.11; Sections 2.1 to 2.5; Sections 3.1 to 3.3; Section 14; Sections 25.1, 25.6, 25.17; and Section 27 of the technical report.

I am independent of Entrée Resources Ltd as independence is described by Section 1.5 of NI 43–101.

From 20 May to 25 June 2011, 10 July to 5 August, 2011, 22 August to 15 September, 2011, 28 May to 15 June, 2012, 4 to 22 June, 2012, 1 to 20 July, 2012, 8 to 30 January, 2015, and 14 to 24 March, 2016 I assisted in the preparation of Mineral Resource estimates for the Oyut and Hugo North deposits, including Hugo North Extension.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 28 February, 2018

“Signed and sealed”

Peter Oshust, P.Geo.

Amec Foster Wheeler Americas Ltd.
Suite 400, 111 Dunsmuir St., Vancouver,	www.amecfw.com
BC, V6B 5W3 Canada	www.woodplc.com
Tel: 604-664-4315